SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                 METROWERKS INC.
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                                (Name of Issuer)

                                  COMMON SHARES
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                         (Title of Class of Securities)

                                   59266R 10 5
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                                 (CUSIP Number)

                              MICHELLE WARNER, ESQ.
                                 MOTOROLA, INC.
                            1303 EAST ALGONQUIN ROAD
                           SCHAUMBURG, ILLINOIS 60196
                             TELEPHONE: 847-576-5000
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 27, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  59266R 10 5

1.       Name of Reporting Persons
         I.R.S. Identification Nos. of Persons set forth below (entities only)

         Motorola, Inc. (# 36-1115800)

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2.       Check the appropriate box if a member of a group     (a)      /_/

         Not applicable                                       (b)      /_/
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3.       SEC use only

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4.       Source of Funds

         WC
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5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e): /_/
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6.       Citizenship or Place of Organization

         Motorola, Inc.  -  Delaware
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Number of Shares Beneficially Owned by Each Reporting Person with:

         7.       Sole Voting Power                  15,130,841
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         8.       Shared Voting Power                0
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         9.       Sole Dispositive Power             15,130,841
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         10.      Shared Dispositive Power           0
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         15,130,841 Common Shares
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares   /_/
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13.      Percent of Class Represented by Amount in Row (11)

          95.9%
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14.      Type of Reporting Person

         Motorola, Inc.  -  CO
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                                       1

CUSIP NO.:  59266R 10 5

1.       Name of Reporting Persons
         I.R.S. Identification Nos. of Persons set forth below (entities only)

         Motorola Canada Acquisition Corp.
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2.       Check the appropriate box if a member of a group     (a)      /_/

         Not applicable                                       (b)      /_/
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3.       SEC use only

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4.       Source of Funds

         WC
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5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e): /_/
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6.       Citizenship or Place of Organization

         Motorola Canada Acquisition Corp.  -  Canada
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Number of Shares Beneficially Owned by Each Reporting Person with:

         7.       Sole Voting Power                  15,130,841
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         8.       Shared Voting Power                0
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         9.       Sole Dispositive Power             15,130,841
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         10.      Shared Dispositive Power           0
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         15,130,841 Common Shares
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares   /_/
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13.      Percent of Class Represented by Amount in Row (11)

         95.9%
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14.      Type of Reporting Person

         Motorola Canada Acquisition Corp.  -  CO
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



         This Amendment No. 1 amends and supplements the filing persons'
Schedule 13D filed with the SEC on August 27, 1999 (the "Schedule 13D"). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 13D.

         Item 4 is amended and supplemented as follows:

ITEM 4.           PURPOSE OF TRANSACTION

         The Offer expired at 11:59 p.m. on September 24, 1999. On September 24, 1999, Purchaser accepted for payment at a price of U.S.$6.25 per share all of the 15,130,841 Common Shares validly tendered and not previously withdrawn in response to the Offer. As a result, Purchaser is the beneficial owner of 95.93% of the issued and outstanding Common Shares, and Motorola and Purchaser intend to effect the Compulsory Acquisition as promptly as practicable.

         Item 5 is amended and restated in its entirety as follows:

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY

         (a) Purchaser is the beneficial owner of 15,130,841 Common Shares which represent 95.9% of the total issued and outstanding Common Shares. Motorola is deemed to beneficially own all of the Common Shares beneficially owned by Purchaser.

         (b) Motorola (with Purchaser, its wholly-owned subsidiary) has the sole power to vote or to direct the vote and to dispose or direct the disposition of the 15,130,841 shares listed as beneficially owned by Motorola in Item 5(a).

         (c) On September 24, 1999, Purchaser accepted for payment at a price of U.S.$6.25 per share all of the 15,130,841 Common Shares validly tendered and not previously withdrawn in response to the Offer.

         (d) None.

         (e) Not applicable.

         Item 7 is amended and restated in its entirety as follows:

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit No.                        Description
         -----------                        -----------


            *1 Offer Agreement, dated as of August 19, 1999, by and between Metrowerks Inc. and Motorola, Inc.

            *2 Lock-Up Agreement, dated as of August 19, 1999, by and between Motorola, Inc. and Jean J. Belanger.

            *3 Lock-Up Agreement, dated as of August 19, 1999, by and between Motorola, Inc. and Gregory P. Galanos.

            *4 Stock Option Agreement, dated as of August 19, 1999, by and between Motorola, Inc. and Metrowerks Inc.

            *5 Joint Filing Agreement, dated as of August 27, 1999, by and between Motorola, Inc. and Motorola Canada Acquisition Corp.

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   *   Previously filed.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 1999


                                 MOTOROLA, INC.



                                 By:  /s/ A. Peter Lawson
                                    --------------------------------------------
                                 Name:    A. Peter Lawson
                                 Title:   Executive Vice President, General
                                          Counsel and Secretary



                                 MOTOROLA CANADA ACQUISITION CORP.



                                 By:  /s/ A. Peter Lawson
                                    --------------------------------------------
                                 Name:    A. Peter Lawson
                                 Title:   Secretary

                                  EXHIBIT INDEX

         Exhibit No.                        Description
         -----------                        -----------


            *1 Offer Agreement, dated as of August 19, 1999, by and between Metrowerks Inc. and Motorola, Inc.

            *2 Lock-Up Agreement, dated as of August 19, 1999, by and between Motorola, Inc. and Jean J. Belanger.

            *3 Lock-Up Agreement, dated as of August 19, 1999, by and between Motorola, Inc. and Gregory P. Galanos.

            *4 Stock Option Agreement, dated as of August 19, 1999, by and between Motorola, Inc. and Metrowerks Inc.

            *5 Joint Filing Agreement, dated as of August 27, 1999, by and between Motorola, Inc. and Motorola Canada Acquisition Corp.


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* Previously filed.